Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-290407), Form S-3 (No. 333-271883) and on Form S-8 (No. 333-224869) of our report dated of March 31, 2026, relating to the consolidated financial statements of Cocrystal Pharma, Inc. (which report includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern) included in this Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission. We also consent to the reference to our firm under the heading “Experts” in such Registration Statements and related Prospectuses.

/s/ Weinberg & Company. P.A.
Los Angeles, California
March 31, 2026